ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

December 12, 2008

08006332

SUPPL

RECEIVED
2008 DEC 30 A 11:19
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street
WASHINGTON DC 20549
USA

Gentlemen:

EXEMPTION NUMBER 82-3494

To continue the exemption of our securities from Section 12(g) of the Securities Exchange Act of 1934 ("the Act") and in accordance with Rule 12g-3-2(b)(iii) under the Act, we enclose announcements which information we have sent to The Australian Stock Exchange (Perth) Ltd, the only Stock Exchange on which, to our knowledge, our Company's securities are traded, and which was made public by the Exchange with which we filed.

The information is being furnished under Rule 12g-3-2(b)(iii), with the understanding that such information will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter not the furnishing of such information shall constitute and admission for any purpose that this Company is subject to the Act.

Yours faithfully,

PROCESSED
JAN 0 6 2009
THOMSON REUTERS

COLIN JOHN HARPER
Company Secretary

Lodgement with Australian Stock Exchange:
12 December 2008 (ASX: Announcement & Media Release – Trading Halt)

dw 1/5

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: admin@farnl.com.au Web: www.farnl.com.au

ABN 41 009 117 293
FIRST AUSTRALIAN RESOURCES LIMITED
Incorporated in Western Australia

12 December 2008

Nicholas Ong
Senior Issuers Adviser
Australian Stock Exchange Limited
Exchange Plaza
2 The Esplanade
PERTH WA 6000

Dear Nick,

TRADING HALT

First Australian Resources Limited (ASX Code: FAR) requests an immediate trading halt be put on its listed shares (FAR) and listed convertible notes (FARG) pending an announcement to the market regarding a proposed capital raising predominantly to fund ongoing oil and gas exploration and development activities.

First Australian Resources Limited is not aware of any reason the trading halt should not be granted. The trading halt is expected to last 2 days. If an announcement is not made at the end of the trading halt period, the company will request the suspension of its securities.

Yours Sincerely

Colin Harper
Company Secretary
First Australian Resources Ltd

Unit B1, 431 Roberts Road, Subiaco, Western Australia 6008
PO Box 265, Subiaco, Western Australia 6904
Telephone: (61-8) 6363 8779 Facsimile: (61-8) 6363 8783
Email: info@far.com.au Web: www.far.com.au

ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

December 19, 2008

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street
WASHINGTON DC 20549
USA

SUPPL

Gentlemen:

EXEMPTION NUMBER 82-3494

To continue the exemption of our securities from Section 12(g) of the Securities Exchange Act of 1934 ("the Act") and in accordance with Rule 12g-3-2(b)(iii) under the Act, we enclose announcements which information we have sent to The Australian Stock Exchange (Perth) Ltd, the only Stock Exchange on which, to our knowledge, our Company's securities are traded, and which was made public by the Exchange with which we filed.

The information is being furnished under Rule 12g-3-2(b)(iii), with the understanding that such information will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter not the furnishing of such information shall constitute and admission for any purpose that this Company is subject to the Act.

Yours faithfully,

COLIN JOHN HARPER
Company Secretary

Lodgement with Australian Stock Exchange:
19 December 2008 (ASX: Announcement & Media Release – Notice of General Meeting)

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: admin@farnl.com.au Web: www.farnl.com.au

FIRST AUSTRALIAN RESOURCES LIMITED
ABN 41 009 117 293

NOTICE OF GENERAL MEETING AND EXPLANATORY STATEMENT

For the General Meeting to be held at 9.00am on Friday 23 January 2009 at the Royal Perth Yacht Club, Australia II Drive, Crawley, Western Australia.

This is an important document. Please read it carefully.

If you are unable to attend the General Meeting, please complete the form of proxy enclosed and return it in accordance with the instructions set out on that form.

TIME AND PLACE OF MEETING AND HOW TO VOTE

Venue

A General Meeting of the Shareholders of the Company will be held at 9.00am on Friday 23 January 2009 at the Royal Perth Yacht Club, Australia II Drive, Crawley, Western Australia.

How to Vote

You may vote by attending the meeting in person, by proxy or authorised representative.

Voting in Person

To vote in person, attend the meeting on the date and time and at the place set out above.

Voting by Proxy

To vote by proxy, please complete and sign the Proxy Form enclosed and either:

- send the Proxy Form by post to PO Box 265, Subiaco, Western Australia 6904; or
- send the Proxy Form by facsimile to the Company on facsimile number INT + 61 8 6363 8783

so that it is received not later than 9.00am on Wednesday 21 January 2009.

Proxy Forms received later than this time will be invalid.

FIRST AUSTRALIAN RESOURCES LIMITED
ABN 41 009 117 293
NOTICE OF GENERAL MEETING

Notice is given that a General Meeting of Shareholders of First Australian Resources Ltd ("Company") will be held at 9.00am on Friday 23 January 2009 at the Royal Perth Yacht Club, Australia II Drive, Crawley, Western Australia.

AGENDA

RESOLUTION 1 - RATIFICATION OF PREVIOUS PLACEMENT

To consider and, if thought fit, pass the following ordinary resolution:

"That for the purposes of ASX Listing Rule 7.4 and all other purposes, the shareholders of the Company hereby ratify and approve the allotment and issue of 50,000,000 fully paid ordinary shares in the capital of the Company on the terms and conditions set out in the Explanatory Statement accompanying this Notice."

The Company will disregard any votes cast on this resolution by any person who participated in the issue and any associate of any such person. However, the Company need not disregard a vote if it is cast by a person as a proxy for a person who is entitled to vote, in accordance with the directions on the proxy form, or it is cast by a person chairing the meeting as a proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

RESOLUTION 2 - APPROVAL OF ISSUE OF CONVERTBLE NOTES

To consider and, if thought fit, pass the following ordinary resolution:

"That for the purposes of Listing Rule 7.1 and all other purposes, the shareholders of the Company hereby approve and authorise the directors to issue and allot up to 7,777,778 unsecured convertible notes at a price of $0.45 per convertible note to those persons referred to in the Explanatory Statement accompanying this Notice on the terms and conditions set out in the Explanatory Statement accompanying this Notice."

The Company will disregard any votes cast on this resolution by any person who may participate in the issue and a person who might obtain a benefit if the resolution is passed (except a benefit solely in the capacity of a holder of ordinary securities), and an associate of any such person. However, the Company need not disregard a vote if it is cast by a person as a proxy for a person who is entitled to vote, in accordance with the directions on the proxy form, or it is cast by a person chairing the meeting as a proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

RESOLUTION 3 - APPROVAL OF SHARE ISSUE

To consider and, if thought fit, pass the following ordinary resolution:

"That for the purposes of ASX Listing Rule 7.1 and all other purposes, the shareholders of the Company hereby approve and authorise the directors to issue and allot up to 28,850,000 fully paid ordinary shares in the capital of the Company on the terms and conditions set out in the Explanatory Statement accompanying this Notice."

The Company will disregard any votes cast on this resolution by any person who may participate in the issue and a person who might obtain a benefit if the resolution is passed (except a benefit solely in the capacity of a holder of ordinary securities), and an associate of any such person. However, the Company need not disregard a vote if it is cast by a person as a proxy for a person who is entitled to vote, in accordance with the directions on the proxy form, or it is cast by a person chairing the meeting as a proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

DATED THIS 19th DAY OF DECEMBER 2008
BY ORDER OF THE BOARD

Colin Harper
Company Secretary

NOTES:

1. A shareholder of the Company entitled to attend and vote is entitled to appoint not more than two proxies. Where more than one proxy is appointed, each proxy must be appointed to represent a specified proportion of the shareholder's voting rights. If the shareholder appoints two proxies and the appointment does not specify this proportion, each proxy may exercise half of the votes. A proxy need not be a shareholder of the Company.

2. Where a voting exclusion applies, the Company need not disregard a vote if it is cast by a person as a proxy for a person who is entitled to vote in accordance with the directions on the Proxy Form or it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the Proxy Form to vote as the proxy decides.

3. For the purposes of the Corporations Act, the Directors have set a snapshot date to determine the identity of those entitled to attend and vote at the Meeting. The snapshot date is 6:00pm (Perth time) on Wednesday 21 January 2009.

ENQUIRIES

Shareholders are invited to contact the Company Secretary on (08) 6363 8779 if they have any queries in respect of the matters set out in these documents.

EXPLANATORY STATEMENT

1. GENERAL INFORMATION

This Explanatory Statement has been prepared for the Shareholders of the Company in connection with the General Meeting of the Company to be held on Friday 23 January 2009.

The purpose of this Explanatory Statement is to provide Shareholders with information that the Board believes to be material to shareholders in deciding whether or not to approve the resolutions detailed in the Notice.

This Explanatory Statement is an important document and should be read carefully in full by all Shareholders. If you have any questions regarding the matters set out in this Explanatory Statement or the preceding Notice, please contact the Company, your stockbroker or other professional adviser.

2. RESOLUTION 1 - RATIFICATION OF PREVIOUS PLACEMENT

On 11 July 2008, the Company announced the placement of 50,000,000 Shares ("2008 Placement Shares") at an issue price of $0.08 per share ("2008 Placement"). The 2008 Placement Shares were placed predominantly to clients of Hartleys Limited raising $4,000,000 before costs.

ASX Listing Rule 7.1 provides, in summary, that a listed company may not issue equity securities in any 12 month period which, in total, would exceed 15% of the number of issued securities of the company at the beginning of the 12 month period, except with the prior approval of shareholders. Under ASX Listing Rule 7.1, the prior approval of Shareholders was not required to issue the 2008 Placement Shares because those securities, when aggregated with securities issued by the Company during the previous 12 months (other than securities issued with Shareholder approval), did not exceed 15% of the number of securities on issue at the commencement of that 12 month period.

ASX Listing Rule 7.4 sets out an exception to ASX Listing Rule 7.1. It provides that where a company in general meeting ratifies a previous issue of securities (and provided that the previous issue did not breach ASX Listing Rule 7.1) those securities will be deemed to have been made with Shareholder approval for the purpose of ASX Listing Rule 7.1.

Ratification is now sought for the issue of the 2008 Placement Shares, pursuant to ASX Listing Rule 7.4 in order to reinstate the Company's capacity to issue up to 15% of its issued capital to enable the Company to consider additional funding initiatives over the next 12 months consistent with the provisions of ASX Listing Rule 7.1 and the Corporations Act.

The Directors recommend the ratification of the issue of the securities and recommend that Shareholders vote in favour of Resolution 1.

ASX Listing Rule 7.5 sets out a number of matters which must be included in a notice of meeting seeking an approval under ASX Listing Rule 7.4. For the purposes of ASX Listing Rule 7.5, the following information is provided in relation to the 2008 Placement and this Resolution 1:

(a) 50,000,000 Shares were issued and allotted.

(b) The Shares were issued at an issue price of $0.08 per Share.

(c) The Shares rank equally with existing Shares on issue.

(d) The Shares were issued predominantly to a number of clients of Hartleys Limited who subscribed under the 2008 Placement.

(e) The funds raised under the 2008 Placement were used for exploration drilling in the USA, continued exploration offshore Senegal, testing of the Stokes Bay-1 well, progression of development planning in the Beibu Gulf, offshore China and working capital.

(f) A voting exclusion statement is included in the Notice.

3. RESOLUTION 2 - APPROVAL OF ISSUE OF CONVERTIBLE NOTES

3.1 Background

The Company seeks to issue up to 7,777,778 unsecured convertible notes ("Convertible Notes") at a price of $0.45 per Convertible Note to raise up to $3,500,000 before costs ("Convertible Note Offer").

The purpose of the Convertible Note Offer is to raise additional working capital and contribute towards the costs of progressing the development and exploration of the Company's oil and gas projects in North America and the marketing of a farm-out for the Company's Senegal Project. The Convertible Note Offer will be conducted in two parts.

Under the first part up to 7,773,278 Convertible Notes wili be placed to clients of Hartleys Limited to raise up to $3,497,975. The second part will be conducted pursuant to a prospectus which the Company expects to lodge with ASIC within 7 days of the Meeting. The main purpose of conducting the second part and issuing the prospectus is to allow the Convertible Notes to be admitted to quotation on ASX. Under the second part, the Company will raise a nominal amount of $2,025 by the offer of up to 4,500 Convertible Notes.

The Company intends to issue all of the Convertible Notes on or about 6 February 2009. Application for quotation of the Convertible Notes on ASX will be made by the Company in accordance with the Corporations Act and the ASX Listing Rules.

3.2 Terms of the Convertible Notes

Each Convertible Note is convertible by the Noteholder into 10 Shares on or before their maturity date of 31 January 2012. All Convertible Notes not converted prior to the maturity date will be redeemed and the face value of the Convertible Notes ($0.45) will be repaid to the Noteholder by the Company. Each Convertible Note will carry an annual coupon rate of 15 percent payable by the Company quarterly in arrears.

If the Company issues all 7,777,778 Convertible Notes the subject of this resolution 2, and in the event that all Convertible Notes are converted prior to the maturity date, the Company will be required to issue 77,777,780 Shares to Noteholders.

A summary of the material terms and conditions of the Convertible Notes is included in Schedule 1.

3.3 Shareholder approval

ASX Listing Rule 7.1 provides, in summary, that a listed company may not issue equity securities in any 12 month period which, in total, would exceed 15% of the number of issued securities of the company at the beginning of the 12 month period, except with the prior approval of shareholders.

The purpose of seeking shareholder approval for the Convertible Note Offer is to retain the maximum limit under the ASX Listing Rules of the number of equity securities that the Company may issue in any 12 month period without Shareholder approval.

ASX Listing Rule 7.3 sets out a number of matters which must be included in a notice of meeting seeking an approval under ASX Listing Rule 7.1. For the purposes of ASX Listing Rule 7.3, the following information is provided in relation to the Convertible Note Offer and this resolution 2:

(a) The maximum number of Convertible Notes to be issued by the Company will be 7,777,778 and the maximum number of Shares that may be issued on conversion of the Convertible Notes is 77,777,780.

(b) The Company intends to issue the Convertible Notes on or about 6 February 2009 or on such other date which is no later than three months after the Meeting.

(c) The Convertible Notes will be issued at $0.45 per Convertible Note.

(d) The Convertible Notes will be issued predominantly to clients of Hartleys Limited and any other investors who subscribe under the Convertible Note Offer. No Directors or related parties (as defined in section 228 of the Corporations Act) will participate in the Convertible Note Offer.

(e) The terms of the Convertible Notes are summarised in Schedule 1.

(f) The funds raised under the Convertible Note Offer will be used in the manner set out in section 3.1.

(g) A voting exclusion statement is included in the Notice.

4. RESOLUTION 3 - APPROVAL OF PROPOSED SHARE ISSUE

The Company proposes to raise up to $750,100 before costs through a placement to sophisticated and institutional investors, under which the Company will offer 28,850,000 Shares at $0.026 per Share ("2009 Placement").

The purpose of the 2009 Placement is to raise additional working capital and contribute toward the costs of progressing the development and exploration of the Company's oil and gas projects in North America and marketing of a farm-out for the Company's Senegal Project. The securities will be placed to clients of Hartleys Limited.

ASX Listing Rule 7.1 provides, in summary, that a listed company may not issue equity securities in any 12 month period which, in total, would exceed 15% of the number of issued securities of the company at the beginning of the 12 month period, except with the prior approval of shareholders.

The effect of passing Resolution 3 will be to allow the Directors to issue up to 28,850,000 Shares during the three month period after the Meeting (or a longer period, if allowed by ASX), without using up the Company's 15% placement capacity under ASX Listing Rule 7.1.

ASX Listing Rule 7.3 sets out a number of matters which must be included in a notice of meeting seeking an approval under ASX Listing Rule 7.1. For the purposes of ASX Listing Rule 7.3, the following information is provided in relation to the 2009 Placement and this resolution 3:

(a) The maximum number of Shares to be issued by the Company will be 28,850,000.

(b) The Company intends to issue and allot the Shares immediately after the Meeting and in any event no later than three months after the Meeting.

(c) The Shares will be issued at $0.026 per Share.

(d) The Shares will be issued predominantly to a number of clients of Hartleys Limited. No Directors or related parties (as defined in section 228 of the Corporations Act) will participate in the 2009 Placement.

(e) The Shares rank equally with existing Shares on issue.

(f) The funds raised will be utilised predominantly in progressing the development and exploration of the Company's oil and gas projects in North America, marketing of a farm-out for the Company's Senegal Project and for working capital purposes.

(g) A voting exclusion statement is included in the Notice.

SCHEDULE 1

TERMS AND CONDITIONS OF NOTES REFERRED TO IN RESOLUTION 2

The material terms of the proposed Convertible Notes are as follows:

Issuer	First Australian Resources Limited ACN 009 117 293
Issue Price per Convertible Note (Face Value)	$0.45
Interest	15% per annum fixed Interest accrues daily from the date of issue of the Convertible Notes until the earlier of: (i) the Maturity Date; or (ii) the first Interest Payment Date after receipt of a Conversion Notice by the Company.
Interest Payment Dates	Interest accrues for each period of 3 calendar months (ending on 31 December, 31 March, 30 June and 30 September) and will be paid no later than 5 business days after the last day of each period of 3 calendar months (ending on 31 December, 31 March, 30 June and 30 September).
Maturity Date	The Convertible Notes will mature and be redeemed by the Company on the Maturity Date, being 31 January 2012.
Elective Conversion	Convertible Notes may be converted at any time into fully paid ordinary Shares upon election by the Noteholder to do so, provided that such election is in writing and given to the Company on or prior to the Maturity Date (**Conversion Notice**). The Company will proceed to issue to the Noteholder who delivers that Conversion Notice that number of Shares as determined by the Conversion Factor on the first Interest Payment Date following receipt of the Conversion Notice by the Company.
Conversion Factor	Upon conversion, each Convertible Note will convert into 10 fully paid ordinary Shares and all such Shares will rank pari passu in all respects with the existing ordinary Shares in the Company.

Information Rights	Noteholders will receive copies of all information which the Company sends to its shareholders.
Voting Rights	The Convertible Notes are non-voting and do not confer on the Noteholder any rights to attend a general meeting of shareholders (unless otherwise required by the ASX Listing Rules or the Corporations Act). At every meeting of Noteholders, each Noteholder is entitled, on a show of hands, to one vote. On a poll, each Noteholder is entitled to one vote in respect of every Convertible Note held by that Noteholder.
Bonus Issues	If a bonus share issue or capital return is made by the Company to its shareholders at any time prior to conversion of any Convertible Notes and a conversion subsequently occurs then the Company will issue and allot or distribute to that Noteholder: a) Shares in the capital of the Company of the same class as the Shares the subject of the bonus Share allotment or a capital return as the case may be; and b) the number of Shares so issued or the amount of capital returned as the case may be will be equal to the number of Shares in the capital of the Company or the amount of capital returned to which that Noteholder would have been entitled, if the face value of the Convertible Notes held by that Noteholder in respect of which conversion has occurred, had been converted immediately prior to the making of the bonus share allotment or capital return as the case may be.
Security	The Convertible Notes are unsecured and will rank behind all secured creditors of the Company and rank equally with other unsecured creditors.
Trust Deed	The Company will enter into a trust deed with a trustee pursuant to Part 2L.1 of the Corporations Act which will govern the terms of the Convertible Notes. The issue of the Convertible Notes is conditional upon the Company entering into the trust deed.

Tax	In the event that any tax is imposed on any payment under a Convertible Note, the Company may deduct the amount of the tax from the amount payable under the Convertible Note.
ASX	The Company will apply to ASX for quotation of the Convertible Notes in accordance with the ASX Listing Rules. Upon quotation, the Convertible Note terms will be subject to the ASX Listing Rules and may be varied from time to time if necessary to ensure compliance with the ASX Listing Rules.
FOREIGN SHAREHOLDERS	Where Convertible Notes are held by or on behalf of a person resident outside Australia then it will be a condition precedent to the right of the Noteholder to receive payment of any amount payable or to obtain Shares on Conversion, that the requirements of all applicable laws of the Commonwealth of Australia or any of its States or Territories and of the country of residence of the Noteholder in respect of such payment or Conversion are satisfied so that such payment or conversion will not result in a breach of any such applicable law by the Company.

GLOSSARY

ASIC means Australian Securities and Investments Commission.

ASX means ASX Limited ACN 008 624 691 or the Australian Securities Exchange operated by ASX Limited, as the context requires.

ASX Listing Rules means the Listing Rules of ASX.

Board means the board of directors of the Company.

Company means First Australian Resources Ltd ABN 41 009 117 293.

Constitution means the Company's constitution.

Convertible Notes means the convertible notes to be issued by the Company in accordance with resolution 2, the terms of which are set out in Schedule 1.

Convertible Note Offer means the offer of the Convertible Notes the subject of resolution 2.

Corporations Act means the Corporations Act 2001 (Cth).

Director means a director of the Company.

Explanatory Statement means the explanatory statement to the Notice.

Meeting means the general meeting of Shareholders convened by the Notice.

Noteholder means a holder of a Convertible Note.

Notice means the notice of meeting accompanying the Explanatory Statement.

Proxy Form means the proxy form accompanying the Notice of Meeting.

Share means a fully paid ordinary share in the capital of the Company.

Shareholder means a holder of a Share.

FIRST AUSTRALIAN RESOURCES LIMITED
ABN 41 009 117 293

Please return your Proxy forms no later than 9.00 am 21 January 2009 to:
First Australian Resources Limited
PO Box 265
SUBIACO WA 6904

APPOINTMENT OF PROXY

If you would like to attend and vote at the Annual General Meeting, please bring this form with you. This will assist in registering your attendance.

I/We being a member(s) of First Australian Resources Limited and entitled to attend and vote hereby appoint:

A **the Chairman of the Meeting (mark box)** ☐ **OR** if you are **NOT** appointing the Chairman of the Meeting as your proxy, please write the name of the person or body corporate. ☐

If the proxy form is signed but no proxies are named it will be taken to mean that the Chairman of the Meeting is appointed to the Member's proxy to vote for the Member on the Member's behalf at the General Meeting of the Company to be held at the Royal Perth Yacht Club, Australia II Drive, Crawley, W.A. on Friday 23 January 2009 at 9.00am and at any meeting held subsequent and pursuant to an adjournment of that meeting.

If you do not wish to direct your proxy how to vote please place a mark in the box below. By marking the box, you acknowledge that, (except to the extent that the Listing Rules may require otherwise), the Chairman may exercise your proxy even if he has an interest in the outcome of the resolution and the votes cast him other than as proxy will be disregarded because of that interest. **The Chairman intends to vote any undirected proxies in favour of the resolutions.**

☐

B **To direct your proxy how to vote on any resolution please insert** X **in the appropriate box below.**

	For	Against	Abstain*
Resolution 1 [Ratification of previous placement]	☐	☐	☐
Resolution 2 [Approval of Issue of Convertible Notes]	☐	☐	☐
Resolution 3 [Approval of Proposed Share Issue]	☐	☐	☐

* If you mark the Abstain box for a particular Item, you are directing your proxy not to vote on your behalf on a show of hands or on a poll and your votes will not be counted in computing the required majority on a poll.

C **SIGNATURE OF SECURITY HOLDERS – THIS MUST BE COMPLETED**

Security holder 1 (individual)	Joint Security holder 2 (individual)	Joint Security holder 3 (individual)
Sole Director and Sole Company Secretary	Director/Company Secretary (Delete one)	Director

This form should be signed by the security holder. If a joint holding, either security holder may sign. If signed by the security holder's attorney, the power of attorney must have been previously noted by the registry or a certified copy attached to this form. If executed by a company, the form must be executed in accordance with the security holder's constitution and *Corporations Act 2001* (Cwlth).

END